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December 29, 2021

Securities and Exchange Commission

Division of Corporation Finance

Office of Energy & Transportation

100 F Street, N.E.

Washington, D.C. 20549

Re:	Astrea Acquisition Corp.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed December 1, 2021

File No.: 001-39996

Ladies and Gentlemen:

On behalf of Astrea Acquisition Corp. (the “Company” or “Astrea”), we respond as follows to the Staff’s comment letter, dated December 16, 2021, relating to the above-captioned Preliminary Proxy Statement on Schedule 14A (“Proxy Statement”). Captions and page references herein correspond to those set forth in amended filing of the Proxy Statement, a copy of which has been marked with the changes from the prior filing of the Proxy Statement.

Please note that for the Staff’s convenience, we have recited each of the Staff’s comments and provided the Company’s response to each comment immediately thereafter.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Our Industry and Market Opportunity, page 97

1.	We note your disclosure that business travel overall remains at depressed levels as compared to pre-pandemic levels. You further disclose that as “vaccination rates and ease of movement increase, and more offices reopen, a boost to domestic business travel may be seen by the last quarter of 2021.” Please tell us what consideration you have given to updating your disclosures to describe your impact from the COVID-19 pandemic in light of your business operations.

In response to the staff’s comment, we have revised the disclosures on business travel on pages 197 and 198 of the Proxy Statement.

Securities and Exchange Commission

December 29, 2021

Unaudited Pro Forma Condensed Combined Financial Information

Notes to Unaudited Pro Forma Condensed Combined Financial Information

Note 1. Description of Business Combinations, page 156

2.	Your response to prior comment 2 states that Astrea, as managing member, will have the power to direct the activities that most significantly impact the economic performance of HotelPlanner.com. Please provide additional information for this statement, along with information regarding the roles and responsibilities of senior management and the board of directors. In addition, tell us whether Astrea’s equity interests in HotelPlanner.com are required to be held to retain the power to make the decisions that most significantly impact the economic performance of HotelPlanner.com.

Astrea acknowledges the staff’s comment and is providing the following responsive information to describe: (1) Astrea’s power to direct activities that most significantly impact the economic performance of HotelPlanner.com; (2) the roles and responsibilities of the board of directors and senior management of Astrea; and (3) whether Astrea’s equity interests in HotelPlanner.com are required to be held to retain the power to make the decisions that most significantly impact the economic performance of HotelPlanner.com.

Astrea’s power to direct activities that most significantly impact the economic performance of HotelPlanner.com

Astrea will have the power to direct the activities that most significantly impact the economic performance of HotelPlanner.com. In arriving at this conclusion, Astrea identified the activities of HotelPlanner.com expected to most significantly impact its economic performance by looking to the purpose and design of the variable interest entity (“VIE”) and the risks the VIE is designed to create and pass along to its variable interest holders, as discussed in ASC 810-10-25-22. The activities that most significantly impact the economic performance of HotelPlanner.com are:

●	Managing hotel bookings and corporate bookings;

●	Managing arrangements with third parties to run their advertisements and generate advertisement revenue;

●	Negotiations with the hotel partners to offer discount rates to its customers;

●	Operating proprietary AI-enabled technology platform to provide an efficient and personalized way to book hotel rooms; and

●	Managing relationships and partnerships with OTAs, Bed Banks, well-known hotel chains, individual hotels and ancillary lodging providers, rental homes and condominiums.

Securities and Exchange Commission

December 29, 2021

In accordance with the Second Amended and Restated Operating Agreement to be in effect following consummation of the proposed transactions and appearing as Annex B-3 to the Proxy Statement (the “Operating Agreement”), Astrea will serve as the Manager of HotelPlanner.com. No member or members can remove the Manager, liquidate the entity or block the Manager from making any key decisions. Accordingly, it will have the power to direct the activities that most significantly impact the economic performance of HotelPlanner.com. Specifically, Article VII of the Operating Agreement provides, among other things, that:

●	HotelPlanner.com shall be a Manager-managed entity;

●	the day-to-day business and affairs of HotelPlanner.com and its subsidiaries will be managed, operated, and controlled exclusively by the Manager;

●	no other members shall have management authority or rights over HotelPlanner.com;

●	actions of the Manager shall bind HotelPlanner.com;

●	the Manager shall have all necessary powers to carry out the purposes, businesses, and objectives of HotelPlanner.com and its subsidiaries;

●	the Manager shall have the exclusive power and authority, on behalf of HotelPlanner.com to take such actions as the Manager deems necessary or appropriate to carry on the business and purposes HotelPlanner.com and its subsidiaries; and

●	except as set forth in the Operating Agreement, the members shall take no part in the management of HotelPlanner.com’s business, shall transact no business for HotelPlanner.com and shall have no power to act for or to assume any obligations or responsibility on behalf of, or to bind HotelPlanner.com.

It is also noteworthy that the Operating Agreement also expressly states that the Manager shall have the same fiduciary duties to HotelPlanner as a member of the board of directors of a Delaware corporation.

The parties believe that the factors discussed above demonstrate that, following the consummation of the transactions discussed in the proxy statement, Astrea will have the power to direct the activities that most significantly impact the economic performance of HotelPlanner.com.

Roles and Responsibilities of the Board of Directors and Senior Management

Astrea’s actions as Manager will be subject to the direction of its board of directors. As explained in the Proxy Statement, in accordance with the Delaware General Corporation Law, “[u]pon the consummation of the Business Combination, the business and affairs of the Company will be managed by Company Board,” which has been nominated by the Astrea board of directors. Assuming that the directors are elected at the special meeting of Astrea stockholders, the board will be comprised of 11 members, of whom seven – a majority – will be independent, as required by Nasdaq, the exchange on which Astrea’s securities are expected to be listed. The board will consist of three classes of directors, with only one class of directors being elected in each year, and (except for those directors initially elected to the first two classes at the Special Meeting) each class shall serve a three-year term. Each director will hold office until the expiration of his or her term, and until such director’s successor has been duly elected and qualified, or until each such director’s earlier death, resignation, retirement, or removal. We also note that Astrea’s By-laws, included as Annex B-2 to the Proxy Statement) require that its directors be elected by majority vote (unless the number of nominees exceeds the number of directors to be elected).

Securities and Exchange Commission

December 29, 2021

Astrea’s senior management (executive officers) will be appointed by Astrea’s board of directors. The executive officers will be responsible for strategic planning and carrying out day-to-day activities of the Astrea. They will report directly to the board of directors and will be responsible for carrying out the board’s decisions.

The board of directors and executive officers will manage the day-to-day business and affairs of Astrea and therefore they will ultimately have the power to direct the activities that most significantly impact the economic performance of HotelPlanner.com through Astrea’s role as manager of HotelPlanner.com.

Whether Astrea’s equity interests in HotelPlanner.com are required to be held to retain the power to make the decisions that most significantly impact the economic performance of HotelPlanner.com

The power to make the decisions that most significantly impact the economic performance of HotelPlanner.com has been obtained by Astrea through its role as Manager. Therefore, Astrea’s equity interests in HotelPlanner.com is not required to be held to retain power to make decisions that most significantly impact the economic performance of HotelPlanner.com as long as Astrea will be the Manager in accordance with the terms of the Operating Agreement.

In addition, Astrea has no intention or plans to reduce or dispose of its equity interest in HotelPlanner.com. In accordance with Article VII of the Operating Agreement, each member (other than Astrea) of HotelPlanner.com shall be entitled to cause the Astrea to redeem its Common Units after the lock-period of 6 months post-closing for cash or at Astrea’s election, Class A Common Stock of Astrea that would enable Astrea to increase its equity interest in HotelPlanner.com.

Note 4. Transaction Accounting Adjustments, page 168

3.	Expand your disclosure for adjustment (b) Purchase Price Allocation to provide additional detail regarding how you determined the fair value of the contingent consideration for earn out units.

We have revised the disclosure on pages 170 and 171 of the Proxy Statement to provide the additional disclosures as requested.

Securities and Exchange Commission

December 29, 2021

4.	Revise your disclosure for adjustment (g) regarding Equity Adjustments for the non-controlling interest to include footnotes 1 through 6.

We have revised the disclosure on page 176 of the Proxy Statement to provide the additional disclosures as requested.

General

5.	We note that you have restated previous financial statements issued as at February 8, 2021 and for the quarters ended March 30, 2021 and June 30, 2021 for the matters as described in the amended filing. Tell us how you considered the requirement to file an Item 4-02 Form 8-K for the restatements. Refer to the instructions to Form 8-K.

After consideration of the staff’s comment, Astrea has filed a Current Report on Form 8-K reporting the necessary information called for by Item 4.02. Accordingly, we believe this comment is no longer applicable.

6.	We note your response to prior comment 6 and reissue it in part. Please revise your organizational diagram at page 9 to include an interim redemption scenario.

In response to the staff’s comment, we have revised the organizational diagram on page 9 of the Proxy Statement to present three redemption scenarios – a scenario assuming no redemptions, a scenario assuming maximum redemptions that would allow the Company to meet the minimum cash condition required by the merger agreement and a scenario assuming maximum redemptions that would allow the Company to meet the requirements of its amended and restated certificate of incorporation but requiring a waiver by the target companies of the minimum cash condition required by the merger agreement.

7.	We note that you filed additional solicitation materials on December 13, 2021 to reflect an interview transcript involving Mr. Tim Hentschel, Co-Founder & Chief Executive Officer of HotelPlanner.com. Revise to reconcile the disclosure in your Background of the Business Combination section suggesting that discussions among the parties commenced after the closing of Astrea’s initial public offering in February 2021 with certain statements in the interview transcript suggesting that Hotelplanner.com commenced discussions with Astrea in January 2021.

We wish to advise the staff that the disclosure in the “Background of the Business Combination” section of the Proxy Statement indicating that discussions first took place between the parties after the closing of the Company’s initial public offering in February 2021 were correct and accurate as stated. The statements in the interview transcript suggesting that Hotelplanner.com commenced discussions with the Company in January 2021 were incorrect and simply an inadvertent and immaterial misstatement made during such interview. However, since the transcript is an accurate portrayal of the interview that took place, we believed it should be filed “as is” and respectfully do not believe any revisions should be made.

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Securities and Exchange Commission

December 29, 2021

If you have any questions, please do not hesitate to contact me at the above telephone and facsimile numbers.

Sincerely,

/s/ Jeffrey M. Gallant
Jeffrey M. Gallant

cc:	Mr. Felipe Gonzalez

Mr. Jose Luis Cordova